EXHIBIT 13.5



             Servicing Report - Aggregate Totals for the Fiscal Year

SERIES 2000-1G MEDALLION TRUST AGGREGATED ANNUAL SERVICERS CERTIFICATE

Summary Distribution Details


Reporting Dates
---------------

Closing Date                                              27-Mar-00

Distribution dates:                                       12-Jul-00
                                                          12-Oct-00
                                                          12-Jan-01
                                                          12-Apr-01

Start Collection Period                                   27-Mar-00
End Collection Period                                     31-Mar-01
No. Of Days in Collection Period                                370

                                  No. of      Initial Invested  Initial Invested
Securities on Issue            Certificates     Amount (U$)        Amount (A$)
-------------------            ------------   ----------------  ----------------

Class A-1 Notes                    9,550         955,000,000     1,577,208,918
Class A-2 Notes                    1,500               -           150,000,000
Class B Notes                        150               -            15,000,000
Redraw Bond - series 1                 0               -                     -
Redraw Bond - series 2                 0               -                     0

US$/A$ exchange rate at issue     0.6055

Aggregated Distributions 1 July 2000 to 30 June 2001
----------------------------------------------------

                                                  Per Cert        Aggregate
                                                  ---------     -------------
Total Interest Amount:
   Class A-1 Notes                                10,226.14     97,659,637.00
   Class A-2 Notes                                 6,199.62      9,299,430.00
   Class B Notes                                   7,083.99      1,062,598.50
   Redraw Bond - series 1                              -                 -
   Redraw Bond - series 2                              -                 -
Principal:
   Class A-1 Notes                                37,671.78    359,765,454.99
   Class A-2 Notes                                22,810.26     34,215,390.00
   Class B Notes                                   1,768.18        265,227.00
   Redraw Bond - series 1                              -                 -
   Redraw Bond - series 2                              -                 -
Total:
   Class A-1 Notes                                47,897.92    457,425,091.99
   Class A-2 Notes                                29,009.88     43,514,820.00
   Class B Notes                                   8,852.17      1,327,825.50
   Redraw Bond - series 1                              -                 -
   Redraw Bond - series 2                              -                 -
   Total                                          85,759.97    502,267,737.49


Pool Factors                    1-Jul-00         30-Jun-01
------------                    --------         ---------

Class A-1 Notes                 1.00000000       0.77189740
Class A-2 Notes                 1.00000000       0.77189740
Class B Notes                   1.00000000       0.98231820
Redraw Bond - series 1                   -                 -
Redraw Bond - series 2                   -                 -


Aggregated Cashflow Working Sheet
---------------------------------
                                                                 Per Certificate          Aggregate
                                                                        $                     $
                                                                 ---------------       --------------

Finance Charge Collections                                                             115,944,473.24
Finance Charge Collections - Repurchases                                                     7,760.61
Finance Charge Damages                                                                           -
Income due to Seller                                                                    (7,234,474.37)
Other Income                                                                             5,091,849.99
Preliminary Income Amount                                                              113,809,609.47

REQUIRED INCOME AMOUNT                                                                 115,956,970.80

Income Shortfall                                                                         2,147,361.33
Liquidity Facility Draw                                                                  2,147,361.33

Principal Chargeoff Unreimbursement                                                              -
Principal Chargeoff                                                                              -
Total Principal Chargeoff Reimbursement Due                                                      -

Preliminary Income Amount                                                              113,809,609.47
Liquidity Facility Draw                                                                  2,147,361.33
Available Income Amount                                                                115,956,970.80

Excess Distribution                                                                    Allocation/
                                                                                      Distribution
                                                                                                 -
Unpaid Facility Int. Chg - Liquidity
                         - Redraw                                                                -
Unpaid Security Interest Amount - Class A-1 Notes                                                -
                                - Class A-2 Notes                                                -
                                - Class B Notes                                                  -
                                - Redraw Bonds - series 1                                        -
                                - Redraw Bonds - series 2                                        -



Facilities Outstanding
-----------------------

Liquidity Commitment Facility Limit                                                                  48,000,000.00
Beginning Liquidity Commitment Facility                                                              48,000,000.00
Previous Liquidity Facility Draw                                                                                 -
Repayment of Liquidity Facility                                                                                  -
Liquidity Facility Draw                                                                               2,147,361.33
Ending Liquidity Commitment Facility                                                                 45,852,638.67

Redraw Commitment Facility Limit                                                                     50,000,000.00
Beginning Redraw Commitment Facility                                                                 50,000,000.00
Previous Redraw Facility Draw                                                                                    -
Previous Redraw Facility Draw - Chargeoffs                                                                       -
Repayment of Redraw Facility                                                                                     -
Repayment of Unreimbursed Chargeoffs                                                                             -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                                   -
Redraw Facility Available to Draw                                                                    50,000,000.00
Redraw Facility Draw                                                                                             -
Ending Redraw  Commitment Facility                                                                   50,000,000.00

Interest and Principal Distribution  Worksheet
----------------------------------------------
                                                                              Per Certificate            Aggregate
Interest Amount                                                                      $                       $
---------------
Class A-1 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                               -                     -
Security  Interest Amount                                                          10,226.14         97,659,637.00
Total Interest Amount                                                                                97,659,637.00

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                        -
Interest Amount Payable                                                           10,226.14          97,659,637.00
Unpaid Security Interest Amount                                                                      97,659,637.00

Class A-2 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                          6,199.62           9,299,430.00
Total Interest Amount                                                                                 9,299,430.00

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                        -
Interest Amount Payable                                                            6,199.62           9,299,430.00
Unpaid Security Interest Amount                                                                       9,299,430.00

Class B Notes
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                          7,083.99           1,062,598.50
Total Interest Amount                                                                                 1,062,598.50

Unpaid Security Interest Amount (after last Distribution Date)                            -                      -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                          7,083.99           1,062,598.50
Interest Amount Payable                                                        1,062,598.50                      -
Unpaid Security Interest Amount                                                           -                      -

Redraw Bonds - Series 1
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                                 -                      -
Total Interest Amount                                                                                            -

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                        -
Interest Amount Payable                                                                   -                      -
Unpaid Security Interest Amount                                                                                  -

Redraw Bonds - Series 2
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                                 -                      -
Total Interest Amount                                                                                            -

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                        -
Interest Amount Payable                                                                   -                      -
Unpaid Security Interest Amount                                                                                  -


                                      -4-


Principal Amount
-----------------
Principal Collections                                                                               442,465,785.10
Principal Collections - Repurchases                                                                   1,307,008.00
  less Repayment Of Redraw Facility                                                                              -
  less Total Customer Redraw                                                                        (49,538,358.29)
  plus Redraw Facility Draw                                                                                      -
  plus Redraw Bonds Issue this month                                                                             -
  Aggregate Principal Damages from Seller & Servicer                                                             -
  Principal Chargeoff Reimbursement  - Class B Notes                                                             -
                                     - Class A-1 Notes                                                           -
                                     - Class A-2 Notes                                                           -
                                     - Redraw Bonds - Series 1                                                   -
                                     - Redraw Bonds - Series 2                                                   -
                                     - Redraw Facility                                                           -
  Principal rounding b/f                                                                                 11,637.29

  Scheduled Principal Amount                                                         28,254,218.23

  Unscheduled Principal Amount - Partial Prepayment                                 289,985,039.56
  Unscheduled Principal Amount - Full Prepayment                                    125,533,535.96
  Unscheduled Principal Amount - less redraws + C/O Reim                            365,980,217.23


Total Available Principal Amount for Redraw Bonds                                                    394,246,072.10

Principal Distribution - Redraw Bonds - Series 1                                                 -                -
Principal Distribution - Redraw Bonds - Series 2                                                 -                -

 Principal rounding b/f                                                                                   11,637.29
Total Unscheduled Principal Amount                                                                   365,980,217.23
Total Scheduled Principal Amount                                                                      28,254,218.23
Total Available Principal Amount for Notes                                                           394,246,072.75


Principal Allocation
---------------------

Class A Percentage via Stepdown                                                                                 100%
Class A Available Principal Payment
        Class A-1 Principal Payment                                                      37,671.78   359,765,454.99
        Class A-2 Principal Payment                                                      22,810.26    34,215,390.00
Class B Principal Payment                                                                 1,768.18       265,227.00

Principal rounding c/f                                                                                         0.76


Principal Losses
----------------

Principal Losses                                                                                                  -
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                          -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                                    -
Net Principal Losses                                                                                              -
Principal Chargeoff  - Class B Notes                                                                              -
                     - Class A-1 Notes                                                                            -
                     - Class A-2 Notes                                                                            -
                     - Redraw Bonds Series 1                                                                      -
                     - Redraw Bonds Series 2                                                                      -
                     - Redraw Facility                                                                            -

Class A-1 Notes
Beginning Unreimbursed Principal Chargeoffs                                                                       -
Principal Chargeoff                                                                                               -
Principal Chargeoff Reimbursement                                                                                 -
Ending Unreimbursed Principal Chargeoffs                                                                          -

Class A-2 Notes
Beginning Unreimbursed Principal Chargeoffs                                                                       -
Principal Chargeoff                                                                                               -
Principal Chargeoff Reimbursement                                                                                 -
Ending Unreimbursed Principal Chargeoffs                                                                          -

Class B Notes
Beginning Unreimbursed Principal Chargeoffs                                                                       -
Principal Chargeoff                                                                                               -
Principal Chargeoff Reimbursement                                                                                 -
Ending Unreimbursed Principal Chargeoffs                                                                          -

Redraw Bonds - Series 1
Beginning Unreimbursed Principal Chargeoffs                                                                       -
Principal Chargeoff                                                                                               -
Principal Chargeoff Reimbursement                                                                                 -
Ending Unreimbursed Principal Chargeoffs                                                                          -

Redraw Bonds - Series 2
Beginning Unreimbursed Principal Chargeoffs                                                                       -
Principal Chargeoff                                                                                               -
Principal Chargeoff Reimbursement                                                                                 -
Ending Unreimbursed Principal Chargeoffs                                                                          -

Redraw Facility
Beginning Unreimbursed Principal Chargeoffs                                                                       -
Principal Chargeoff                                                                                               -
Principal Chargeoff Reimbursement                                                                                 -
Ending Unreimbursed Principal Chargeoffs                                                                          -


Investors Balance Outstanding Worksheet
---------------------------------------
                                                                    Aggregate                Aggregate
                                                                       US$                       A$
                                                                  --------------          ----------------

Class A-1 Notes
Initial Invested Amount                                           955,000,000.00          1,577,208,918.25
   previous Principal Distribution                                          -                         -
   Principal Distribution for current period                      217,837,983.00            359,765,454.99
Total Principal Distribution to date                              217,837,983.00            359,765,454.99
Beginning Invested Amount                                         955,000,000.00          1,577,208,918.25
Ending Invested Amount                                            737,162,017.00          1,217,443,463.26
Unreimbursed Principal Chargeoffs                                           -                         -
Beginning Stated Amount                                           955,000,000.00          1,577,208,918.25
Ending Stated Amount                                              737,162,017.00          1,217,443,463.26

Class A-2 Notes
Initial Invested Amount                                                                     150,000,000.00
   previous Principal Distribution                                                                    -
   Principal Distribution for current period                                                 34,215,390.00
Total Principal Distribution to date                                                         34,215,390.00
Beginning Invested Amount                                                                   150,000,000.00
Ending Invested Amount                                                                      115,784,610.00
Unreimbursed Principal Chargeoffs                                                                     -
Beginning Stated Amount                                                                      15,000,000.00
Ending Stated Amount                                                                        115,784,610.00

Class B Notes
Initial Invested Amount                                                                      15,000,000.00
   previous Principal Distribution                                                                    -
   Principal Distribution for current period                                                    265,227.00
Total Principal Distribution to date                                                            265,227.00
Beginning Invested Amount                                                                    15,000,000.00
Ending Invested Amount                                                                       14,734,773.00
Unreimbursed Principal Chargeoffs                                                                     -
Beginning Stated Amount                                                                      15,000,000.00
Ending Stated Amount                                                                         14,734,773.00

Redraw Bonds - Series 1
Previous Initial Invested Amount                                                                      -
Initial Invested Amount                                                                               -
   Principal Distribution (after last Distribution Date)                                              -
   Principal Distribution for current period                                                          -
Total Principal Distribution to date                                                                  -
Beginning Invested Amount                                                                             -
Ending Invested Amount                                                                                -
Unreimbursed Principal Chargeoffs                                                                     -
Beginning Stated Amount                                                                               -
Ending Stated Amount                                                                                  -

Redraw Bonds - Series 2                                                                               -
Previous Initial Invested Amount                                                                      -
Initial Invested Amount                                                                               -
   Principal Distribution (after last Distribution Date)                                              -
   Principal Distribution for current period                                                          -
Total Principal Distribution to date                                                                  -
Beginning Invested Amount                                                                             -
Ending Invested Amount                                                                                -
Unreimbursed Principal Chargeoffs                                                                     -
Beginning Stated Amount                                                                               -
Ending Stated Amount                                                                                  -

                                  EXHIBIT 99.1

                  Securitisation Advisory Services Pty Limited
                       OFFICER'S CERTIFICATE OF COMPLIANCE


The undersigned officer of Securitisation Advisory Services Pty Limited, a company organized under the laws of New South Wales, Australia ("SAS"), hereby certifies on behalf of SAS and on his own behalf for purposes of the Class A-1 Mortgage Backed Floating Rate Notes (collectively, the "Notes"), as follows:

1.  I am a duly appointed, qualified and acting Director of SAS;

2. I am duly authorised to execute and deliver this Officer's Certificate on behalf of SAS; and

3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Series 2000-1G Medallion Trust issue of Notes for the period between July 1, 2000 and June 30, 2001.

Capitalised terms used and not defined herein shall have the meanings assigned to such terms in the Note Trust Deed related to the above-referenced issue of Notes.

IN WITNESS WHEREOF, I have signed my name as of December 20, 2001.


/s/ Raymond George Wilkie
__________________________________
Name:  Raymond George Wilkie

Director
Securitisation Advisory Services Pty Limited

                                  EXHIBIT 99.2


                          DOCUMENT CUSTODY AUDIT REPORT

10 December 2001

Ms. Monica Stephen
Perpetual Trustee Company Limited
39 Hunter Street
SYDNEY NSW  2000

Dear Madam

DOCUMENT CUSTODY PROCEDURES - 30 SEPTEMBER 2001

o   Series 1997-1 Medallion Trust

o   Series 1998 - 1 Medallion Trust

o   Series 2000 - 1G Medallion Trust

o   Series 2000 - 2G Medallion Trust

o   Series 2000 - 1G Medallion Trust


1.   TERMS OF ENGAGEMENT

Commonwealth Bank of Australia ("CBA"), as Seller and Servicer of the Series 1997-1 Medallion Trust, Series 1998-1 Medallion Trust, Series 2000-1G Medallion Trust, Series 2000-2G Medallion Trust and Series 2001-1G Medallion Trust (the "Trusts"), by letters of instruction dated 29 May 2001, engaged us to perform certain procedures in connection with CBA's role as custodian of the mortgage documents forming part of the assets of the Trusts. The engagement is pursuant to the requirements of clause 25.6 of the Trusts' Series Supplement (the "Deed").

Our engagement was undertaken in accordance with Australian Auditing Standards applicable to agreed upon procedure engagements. The responsibility for determining the adequacy or otherwise of the procedures agreed to be performed is that of the addressee. We disclaim any assumption of responsibility for the adequacy or otherwise of the procedures requested.

2.  AGREED UPON PROCEDURES

The procedures we agreed to perform, as detailed by CBA in the letters of instruction noted above, are as prescribed in the Deed clauses 25.6(a) and (b). These procedures involved:

o    review of custodial procedures adopted by CBA; and

o review of the accuracy of information in respect of the Trusts' mortgage loans contained on the:

     (a)  Security Register; and
     (b)  monthly computer diskette sent to the Trustee.

Responsibility for performance of the custodial procedures and the preparation of the monthly Trustee information is that of the management of CBA. This includes compliance with the requirements of the Deed, maintenance of adequate accounting records and internal controls.

3.  NATURE AND EXTENT OF PROCEDURES

The agreed upon procedures performed included the following:

3.1      GENERAL

1. Obtained a copy of the Deed prior to commencement of the procedures listed below and read clause 25, "Seller as Custodian of the Mortgage Loan documents" to confirm our understanding of the purpose and scope of the procedures.

2. Obtained a diskette copy of the "Trustee Monthly Report" (sourced directly from the Home Loan System ("HLS")) as at 30 September 2001 for the Series 1997-1, Series 1998-1, Series 2000-1G, Series 2000-2G and Series 2001-1G pool of loans, which details information on all the loans held in the Trusts as at that date.

3. Using an automated audit sampling tool, "Audit Common Language" ("ACL"), we performed the following:

         (i) stratified the population by location of security packet, to assess the spread of security packets across the states;

         (ii) ran the sampling tool, to select a sample of the population for audit testing, using a confidence level of 95% and an upper error limit of 5% (as specified by CBA); and

         (iii)  printed the report of selected loans ("Sample Report").

The stratification of data provided the following details about the pool of Trust loans and their location in Australia:

Series 1997-1:

--------------------------- --------------------------- ------------------------
NSW                                     352                     26.63
QLD                                     208                     15.73
SA                                       91                      6.88
VIC                                     539                     40.78
WA                                      132                      9.98
--------------------------- --------------------------- ------------------------
Total                                 1,322                    100.00
--------------------------- --------------------------- ------------------------

Series 1998-1:

------------------------- --------------------------- --------------------------
NSW                                     488                     33.98
QLD                                     168                     11.70
SA                                       57                      3.97
VIC                                     552                     38.44
WA                                      171                     11.91
------------------------- --------------------------- --------------------------
Total                                 1,436                    100.00
------------------------- --------------------------- --------------------------


Series 2000-1G:

------------------------- --------------------------- --------------------------
NSW                                   3,951                     32.20
QLD                                   1,655                     13.49
SA                                      682                      5.56
VIC                                   4,243                     34.59
WA                                    1,737                     14.16
------------------------- --------------------------- --------------------------
Total                                12,268                    100.00
------------------------- --------------------------- --------------------------


Series 2000-2G:

------------------------- --------------------------- --------------------------
NSW                                   4,855                     28.53
QLD                                   3,239                     19.03
SA                                    1,405                      8.26
VIC                                   5,405                     31.76
WA                                    2,114                     12.42
------------------------- --------------------------- --------------------------
Total                                17,018                    100.00
------------------------- --------------------------- --------------------------


Series 2001-1G:

------------------------- --------------------------- --------------------------
NSW                                   8,648                     40.45
QLD                                   1,744                      8.15
SA                                    1,305                      6.10
VIC                                   7,172                     33.53
WA                                    2,518                     11.77
------------------------- --------------------------- --------------------------
Total                                21,387                    100.00
------------------------- --------------------------- --------------------------


3.2  REVIEW OF CUSTODIAL PROCEDURES

The security packets in relation to the Trusts' loan portfolio are held at CBA's Loan Processing Centres ("LPC") which are located in each capital city. In consultation with CBA it was agreed that each annual review of custodial procedures should be undertaken at the LPC in New South Wales, the LPC in Victoria and the LPC in one other state chosen on a cyclical basis. The cycle of visits is as follows:

o     South Australia;

o     Queensland and

o     Western Australia.

Our procedures for this review were undertaken at the LPCs in New South Wales, Victoria and Western Australia.

Deed clause 25.7(a) specifies that the review of custodial procedures must consist of reporting on whether:

o the mortgage documents forming part of the assets of the Series Trusts are capable of identification and are distinguishable from the other assets of the Seller (CBA);

o controls exist such that the mortgage documents may not be removed or tampered with except with appropriate authorisation; and

o an appropriate tracking system is in place such that the location of the security packets containing the mortgage documents in respect of the mortgage loans comprising Assets of the Series Trusts can be detected at any time and the location of the mortgage documents (other than the mortgage documents in relation to the First Layer of Collateral Securities but including any Insurance Policy or certificate of currency for an Insurance Policy in relation to a mortgage loan) can be detected at any time.

Specific procedures performed were as follows:

1.       Obtained and reviewed a copy of the following:

         o instructions to the LPCs, issued by CBA, in relation to their Custodial Procedure responsibilities, issued at the commencement of the Trusts.

         o confirmation issued by the individual LPCs, confirming the implementation of the Custodial Procedures as outlined in the instructions.

2. At each LPC visited discussions were held with the Manager or Supervisor of the Document Custody Area to ascertain the controls and procedures implemented at that location in relation to the following custodial requirements:

         o separation of and identification of the security packets as securitised;

         o   physical security; and

         o   tracking of these security packets.

3. At each LPC visited a tour of the building and compactus area was undertaken to confirm the representation provided by CBA management on the custodial requirements outlined above.

4. At each LPC visited documented all procedures and controls that have been implemented to ensure the safe custody of the security packets.


3.3   ACCURACY OF INFORMATION

Deed clause 25.7(b) specifies that the review of the accuracy of information in respect of the mortgages must consist of reviewing a sample of security packets in respect of the mortgage loans to determine whether they contain:

(i)      an original counterpart of the corresponding mortgage;

(ii) the Certificate of Title (if any) in respect of the Land which is the subject of the mortgage;

(iii) (where applicable) any mortgage insurance policy in respect of the corresponding mortgage other than the policy from GE Mortgage Insurance Pty Ltd (GEMI), formerly known as HLIC, for Series 1997-1 and 1998-1, policy from GEMICO for Series 2000-1G, and policy from PMI for Series 2000-2G and 2000-1G.

We are also required to confirm the accuracy of the information in respect of the above contained in both the Security Register and the most recent of the monthly computer diskettes provided to the Trustee. The information contained in the monthly report to the Trustee in terms of Clause 6.1(h), the source of the information and the check to be performed, was tabulated in our letter of instruction, and is as follows:


                                                                 On or in Security
Information Provided               Source                        Packet                  Check to be performed
---------------------------------  ----------------------------  ---------------------   -----------------------

Location of the packet             HLS / Tracking System         N/A                     HLS to security packet

Mortgage Registration Number       HLS                           Yes                     HLS to security packet

Mortgagor(s)' surname              HLS                           Yes                     HLS to security packet

Title Particulars                  HLS                           Yes                     HLS to security packet



The information provided to the Trustee represents the attributes which we examine in our sample testing and we report all exceptions or errors identified thereon.

In carrying out the tests detailed above, our letter of instruction directs us to use the Exception List attached as Appendix 1 to this letter to interpret whether or not an exception was an error for the purposes of this letter. Further, our letter of instruction directs us, in determining whether a mortgage insurance policy other than GEMI (or GEMICO and PMI policies as specified in (iii) above) should be present, to rely on:

o whether or not the Servicer's policy is to allow insurance other than GEMI (or GEMICO and PMI policies as specified in (iii) above), and if so;

o the mortgage insurance details recorded on the Servicer's information system.

In accordance with the terms of the engagements, we conducted an examination on a sample of security packets. Procedures with respect to the accuracy of the information were designed to provide 95% confidence that the upper error limit in the population did not exceed 5%.

The Series 1997-1, Series 1998-1, Series 2000-1G, Series 2000-2G and Series 2001-1G pool of loans as at 30 September 2001 consisted of 1,322, 1,436, 12,268, 17,018 and 21,387 mortgage loans, respectively. As described in the "General"
section 3.1 above, the testing parameters and confidence levels were applied to select our random sample of loans, on which to perform our examination procedures. On this basis, we randomly selected a sample of 60 loans from each pool.

The profile of the sample selected was as follows:

Series 1997-1:

------------------------- --------------------------- --------------------------
NSW                                      10                     16.67
QLD                                      11                     18.33
SA                                        5                      8.33
VIC                                      28                     46.67
WA                                        6                     10.00
------------------------- --------------------------- --------------------------
Total                                    60                    100.00
------------------------- --------------------------- --------------------------

Series 1998-1:


------------------------- --------------------------- --------------------------
NSW                                      21                     35.00
QLD                                       5                      8.33
SA                                        2                      3.34
VIC                                      27                     45.00
WA                                        5                      8.33
------------------------- --------------------------- --------------------------
Total                                    60                    100.00
------------------------- --------------------------- --------------------------

Series 2000-1G:

------------------------- --------------------------- --------------------------
NSW                                      16                     26.67
QLD                                      15                     25.00
SA                                        2                      3.33
VIC                                      22                     36.67
WA                                        5                      8.33
------------------------- --------------------------- --------------------------
Total                                    60                     100.00
------------------------- --------------------------- --------------------------


Series 2000-2G:

------------------------- --------------------------- --------------------------
NSW                                      13                     21.67
QLD                                      19                     31.67
SA                                        6                     10.00
VIC                                      17                     28.33
WA                                        5                      8.33
------------------------- --------------------------- --------------------------
Total                                    60                    100.00
------------------------- --------------------------- --------------------------

Series 2001-1G:

------------------------- --------------------------- --------------------------
NSW                                      23                     38.33
QLD                                       7                     11.67
SA                                        5                      8.33
VIC                                      24                     40.00
WA                                        1                      1.67
------------------------- --------------------------- --------------------------
Total                                    60                     100.00
------------------------- --------------------------- --------------------------

Specific procedures performed on the sample selected were as follows:

1.       Examined the security packets to ensure that they contained:

         (i)      an original mortgage;

         (ii) a Certificate of Title to the parcel of land which is subject to the mortgage; and

         (iii) mortgage insurance policy certificate, if loan not insured under the GEMI (or GEMICO and PMI as specified in 3.3(iii) above) policy.

2. Agreed the following information provided on the 30 September 2001 Trustee diskette to the security packets and HLS:

         o        location of the security packets;

         o        mortgage registration number;

         o        mortgagor(s)' surname;

         o        Certificate of Title details; and

         o where applicable, any mortgage insurance policy in respect of the corresponding mortgage other than the GEMI (or GEMICO and PMI as specified in 3.3(iii) above) mortgage insurance policy.

3. If any of the security packets did not contain any of the items listed in step 1 above; explanations were obtained from the relevant CBA personnel regarding the documents not in the packets or whether the security packets or CBA's records indicate the location of the missing documents.

4.       Assessed the reasonableness and viability of any such explanations.

4.       DISCLAIMER

The procedures outlined in sections 2 and 3 above, do not constitute an audit in accordance with Australian Auditing Standards, and therefore, we do not express any assurance on the relevant information on CBA's document custody systems. Had we performed additional procedures or had we performed an audit in accordance with Australian Auditing Standards other matters might have come to our attention which would have been reported to you.


5.       RESULTS OF AGREED-UPON PROCEDURES

5.1      CUSTODIAL PROCEDURES

During our review of Custodial Procedures of CBA at the LPCs in New South Wales, Victoria and Western Australia, the following aspects were noted:

o consistent use and maintenance of the HLS system at the LPCs as the security packet tracking system. The Record Management System ("RMS"), used by the Conveyancing department, may also be used in the larger LPCs by the Document Custodians, as it enables more detail on the packets to be reviewed;

o physical security of the packet compactus areas appears adequate and reasonable (giving due consideration to the size of the LPC and the number of packets in custody);

o securitised loan packets are kept separate from other loan packets and are clearly identified as "SECURITISED";

o security packets in relation to different Series Trusts were clearly identified and separately identifiable within the Securitised area of the compactus rooms; and

o adequate controls appear to exist at the LPCs such that the mortgage documents may not be removed or tampered with, without appropriate authorisation.

5.2      ACCURACY OF INFORMATION

5.2.1.   Exception Noted During Testing

We have noted a number of minor inconsistencies in respect of mortgagors' names recorded on the HLS system. We have brought these to CBA's attention and all such instances have been rectified.

These exceptions are considered to be "Tolerable Exceptions" in accordance with the attached Exception List.

5.2.2.   Evaluation of Sample Results

The terms of our engagement specified the following testing parameters:

     -----------------------------------------------------------------  --------
     CONFIDENCE LEVEL                                                      95.0%
     This is the complement of sampling risk. That is, for the purposes of our sample testing, you wish to achieve a 95.0% confidence level that the results of our testing will be statistically accurate. Therefore, you accept that there is a 5.0% chance that our results will not be representative of the population.

     UPPER ERROR  LIMIT                                                     5.0%
     The upper error limit is the maximum possible error rate of deviations or exceptions in the population. This is the hypothesis that the testing is designed to achieve.

     EXPECTED ERROR RATE                                                    0.0%
     Reflects the anticipated rate of error in the population.  Given a sample is representative of the population, this is also the expected error rate in the sample.  In planning the sample size the expected error rate is the maximum possible rate of
     deviations or exceptions permitted to achieve the stated
     confidence level.
     -----------------------------------------------------------------  --------


In analysing the results of testing it should be appreciated that, depending on the attribute being tested, the error rate can vary significantly (although if errors were detected for any attribute this would have required us to adjust the sample size to achieve the given confidence level). Accordingly, any assessment needs to be made on an item by item basis to determine the significance of error rates recorded for each of the attributes tested.

As no exceptions other than "Tolerable Exceptions" were noted during testing, we can conclude with 95.0% confidence that for each attribute tested for accuracy of information the maximum possible error rate of deviations or exceptions in the population of each of the Trusts will not exceed 5.0%.


6.  STATEMENT ON CUSTODIAL PERFORMANCE

Deed clauses 25.7(b) and 25.8 specify certain statements to be made as a result of conducting the agreed-upon procedures described in this letter.

On the basis of the above procedures:

(i) no matter came to our attention that would indicate that the mortgage information provided to the Trustee on a monthly basis is not accurate;

(ii) no matter came to our attention that would indicate that the custodial procedures adopted by CBA are not satisfactory to ensure that:

o the mortgage documents forming part of the assets of the Series Trusts are capable of identification and are distinguishable from the other assets of CBA;

o controls exist such that the mortgage documents may not be removed or tampered with except with appropriate authorisation; and

o an appropriate tracking system is in place such that the location of the security packets can be detected at any time and the location of the mortgage documents can be detected at any time.

(iii) in accordance with the following grading system (as defined in Clause 25.8 of the Deed) we grade CBA's overall custodial performance as B, due to the minor exceptions noted.

         ------------ ---------------------------------- ------------------------------------------------------------

         A            Good                               All control procedures and accuracy of information in
                                                         respect of mortgage loan testing completed without
                                                         exception
         ------------ ---------------------------------- ------------------------------------------------------------

         B            Satisfactory                       Minor exceptions noted
         ------------ ---------------------------------- ------------------------------------------------------------

         C            Improvement Required               Base internal controls are in place but a number of issues were identified that need to be resolved for controls to
                                                         be considered adequate; and/or Testing of the information
                                                         in respect of mortgage loans identified a number of minor
                                                         exceptions which are the result of non-compliance with the control system
         ------------ ---------------------------------- ------------------------------------------------------------

         D            Adverse                            Major deficiencies in internal controls were identified.
                                                         Cannot rely on the integrity of the information in respect of mortgage loans on the security system and the trustee
                                                         diskette
         ------------ ---------------------------------- ------------------------------------------------------------

This report is solely for the information of the addressees in connection with the Trusts and is not to be used, circulated or otherwise referred to, in whole or in part without our prior written consent.

Please contact Jeff Chamberlain on (02) 9248 4833 or Katya Kuznetsova on (02) 9248 4932 if we can be of further assistance in this matter.

Yours faithfully


/s/ Ernst & Young

ERNST & YOUNG







Attn.    Appendix 1:  Document Custody Procedures Exception List

cc:      Mr. Tim See, Group Treasury, Commonwealth Bank of Australia
         Ms. Gwenneth O'Shea, Group Treasury, Commonwealth Bank of Australia

APPENDIX 1


DOCUMENT CUSTODY PROCEDURES EXCEPTION LIST

------------------------------------------------------------ ---------------------------------------------------------
Errors                                                       Tolerable exception (to be listed but not included in
                                                             sample error rate)
------------------------------------------------------------ ---------------------------------------------------------

o    Document missing (without reasonable explanation)       o   Reasonable explanation by Servicer (e.g. local
                                                                 practice in title office jurisdiction, normal
                                                                 course of business)
------------------------------------------------------------ ---------------------------------------------------------

o   Information recorded on security register                o   Details record twice
    contains incomplete or misleading details as to:         o   Mortgage insurance policy number not recorded
    -   Registered mortgage number                               on system
    -   Certificate of Title reference; or                   o   Any other audit findings which are not Errors
    -   Mortgagor's surname                                      as defined in this Appendix.
------------------------------------------------------------ ---------------------------------------------------------

                                  EXHIBIT 99.4



              AUDITED ANNUAL REPORT FOR THE YEAR ENDED 30 JUNE 2001

                                                                    EXHIBIT 99.4
                                                                    ------------

INDEPENDENT AUDIT REPORT

To the unitholders of the Series 2000-1G Medallion Trust


SCOPE

We have audited the financial reports of the Series 2000-1G Medallion Trust for the financial year ended 30 June 2001 as set out on pages 3 to 17. The Manager is responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the unitholders of the Series 2000-1G Medallion Trust.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Trust Deed so as to present a view which is consistent with our understanding of the financial position of the Series 2000-1G Medallion Trust, the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.


AUDIT OPINION

In our opinion, the financial report presents fairly in accordance with applicable Accounting Standards, other mandatory professional reporting requirements and the Trust Deed the financial position of the Series 2000-1G Medallion Trust as at 30 June 2001 and the results of its operations and its cash flows for the year then ended.


/s/ Ernst & Young

ERNST & YOUNG


Sydney

Date:  25 October 2001

                                 SERIES 2000-1G

                                 MEDALLION TRUST







                                  ANNUAL REPORT

                         FOR THE YEAR ENDED 30 JUNE 2001

SERIES 2000-1G MEDALLION TRUST

MANAGER'S REPORT

The Manager presents its report on the financial statements of the Trust for the year ended 30 June 2001.

1.       Trust Manager

         The Trust Manager of the Series 2000-1G Medallion Trust for the reporting period was Securitisation Advisory Services Pty Limited.

2.       Principal Activities

         The principal activities of the Trust for the reporting period were the purchase of Mortgage Loans from the Commonwealth Bank of Australia and the issuance of medium-term notes (MTNs) to fund such purchase. There have been no changes to the principal activities of the Trust for the year ended 30 June 2001.

3.       Review of Operations

         The Trust was established under a Master Trust Deed dated 8 October 1997 and a Series Supplement dated 18 March 2000 for the purpose of purchasing Mortgage Loans from the Commonwealth Bank of Australia and issuing medium-term notes to fund such purchase. The issue of Notes to Noteholders and beneficial interest to the Residual Unitholder occurred on 27 March 2000.

4.       Financial Results

         The net surplus for the Trust for the year ended 30 June 2001 was $6,287,450 (27 March 2000 to 30 June 2000: $2,409,431).

5.       Distributions

         Distribution due and payable to Residual Unitholder in accordance with the Trust Deed as at 30 June 2001 was $6,287,450 for the reporting period (30 June 2000: $2,409,431).

6.       Significant Changes in State of Affairs

         There were no significant changes in the state of affairs of the Trust during the year ended 30 June 2001 other than those disclosed in this report or the financial statements.

7.       Significant Events Subsequent to Balance Date

         The Manager is not aware of any othe matter or circumstance not otherwise dealt with in this report, or the financial statements, that has significantly affected, or may significantly affect, the operations of the Trust, the result of those operations, or the state of affairs of the Trust in subsequent financial periods.

Signed for and on behalf of Securitisation
Advisory Services Pty Limited as Manager of the Series 2000-1G Medallion Trust


 /s/  Gary Lynton Mackrell
___________________________________
Director:  Gary Lynton Mackrell

Sydney
25 October 2001

                         SERIES 2000-1G MEDALLION TRUST

                 FINANCIAL PERFORMANCE & DISTRIBUTION STATEMENT

                         For the year ended 30 June 2001

                                                                          NOTE            1 July 2000      27/03/2000
                                                                                                   to              to
                                                                                         30 June 2001      30/06/2000
STATEMENT OF FINANCIAL PERFORMANCE                                                                  $               $

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
Interest income                                                           2(a)            108,718,905      32,734,271
Fee income                                                                2(b)              2,010,690         608,769

TOTAL OPERATING REVENUE                                                                   110,729,595      33,343,040

EXPENSES
Interest expense                                                          2(c)             94,637,643      29,484,638
Other expenses                                                            2(d)              5,388,422         116,603
Manager's Fees                                                             12                 448,445         137,467
Trustee's Fees                                                             12                 230,593          49,346
Servicer's Fees                                                            12               3,737,042       1,145,555

TOTAL OPERATING EXPENSES                                                                  104,442,145      30,933,609

NET OPERATING INCOME FROM ORDINARY ACTIVITIES                                               6,287,450       2,409,431

STATEMENT OF DISTRIBUTION
Net Operating Income                                                      3(a)              6,287,450       2,409,431
Total Distributions paid and payable                                                        6,287,450       2,409,431

                         SERIES 2000-1G MEDALLION TRUST

                         STATEMENT OF FINANCIAL POSITION

                               As at 30 June 2001

                                                                       NOTE                   2001               2000
                                                                                                 $                  $

ASSETS
Cash                                                                     4               1,074,983          1,385,328
Interest Receivable                                                      5               4,056,101          5,668,399
Due from other financial institution                                     6             117,415,946        142,702,433
Mortgage Loans                                                           7           1,255,651,994      1,625,795,898
TOTAL ASSETS                                                                         1,378,199,024      1,775,552,058


LIABILITIES
Due to other financial institution                                       8               4,767,609
Interest Payable                                                         9              15,799,060         29,484,638
Fees Payable                                                            10                 972,983          1,448,971
Distribution Payable to Residual Unitholder - Related Party            3(b)              8,696,426          2,409,431
Notes                                                                   11           1,347,962,846      1,742,208,918
TOTAL LIABILITIES                                                                    1,378,198,924      1,775,551,958

NET ASSETS                                                                                     100                100

TRUST CAPITAL
Trust Corpus                                                                                   100                100

TOTAL TRUST CAPITAL                                                                            100                100

                         SERIES 2000-1G MEDALLION TRUST

                             STATEMENT OF CASH FLOWS

                         For the year ended 30 June 2001


                                                                          NOTE            1 July 2000         27 March 2000
                                                                                                   to                    to
                                                                                         30 June 2001          30 June 2000
                                                                                                    $                     $
                                                                                        -------------       ---------------

CASH FLOWS FROM OPERATING ACTIVITIES
Interest received                                                                         111,453,606             1,385,228
Fee income received                                                                         2,069,983                     -
Borrowing Cost - Interest paid                                                          (108,323,221)                     -
Fees paid to:
         Manager                                                                            (497,279)                     -
         Trustee                                                                            (228,049)                     -
         Servicer                                                                         (4,143,987)                     -
Other expenses paid                                                                       (2,788,304)                     -

Net cash flows (used in)/from Operating Activities                         (a)            (2,457,251)             1,385,228

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in principal receivable from other financial institution                          23,694,203                     -
Payments for purchase of Mortgage Loans                                                             -       (1,742,197,281)
Net repayments of Mortgage Loans                                                          370,551,869              (11,637)

Net cash flows from /(used in) Investing Activities                                       394,246,072       (1,742,208,918)


CASH FLOWS FROM FINANCING ACTIVITIES
Trust Capital                                                                                                           100
Proceeds of liquidity facility draw                                                         2,147,361                     -
Distribution paid to Residual Unitholder - Related Party                                        (455)                     -
Net decrease in Notes                                                                   (394,246,072)         1,742,208,918

Net cash flows (used in)/from Financing Activities                                      (392,099,166)         1,742,209,018

Net increase in cash held                                                                   (310,345)             1,385,328
Add opening cash brought forward                                                            1,385,328                     -

CLOSING CASH CARRIED FORWARD                                               (b)              1,074,983             1,385,328


                                       7


STATEMENT OF CASH FLOWS (continued)

(a)   RECONCILIATION OF OPERATING INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                                                   1 July 2000          27 March 2000
                                                                                            to                     to
                                                                                  30 June 2001           30 June 2000
                                                                                             $                      $
                                                                                --------------          --------------

Net Operating Income                                                                 6,287,450              2,409,431

ADJUSTMENTS FOR NON-CASH INCOME & EXPENSE ITEMS:

Decrease\(increase) in interest receivable                                           1,612,298           (31,349,043)

(Decrease)\increase interest payable                                              (13,685,578)             29,484,638

(Decrease)\increase in fees payable                                                  (475,988)              1,448,971

Decrease in interest receivable from other financial institution                     1,122,403                      -

Increase\(decrease) in Support Facility payable                                      2,622,871                (2,623)

Decrease\(Increase) in fee income receivable                                            59,293              (606,146)

Net cash (used in)/provided by operating activities                                (2,457,251)              1,385,228


(b)  RECONCILIATION OF CASH
                                                                                  30 June 2001           30 June 2000
                                                                                             $                      $
                                                                                 -------------           -------------
Cash at Bank                                                                         1,074,983              1,385,328
Closing cash balance                                                                 1,074,983              1,385,328

                         SERIES 2000-1G MEDALLION TRUST

                    NOTES TO AND FORMING PART OF THE ACCOUNTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)   Basis of Preparation

         The Series 2000-1G Medallion Trust was constituted on 18 March 2000 and will terminate on its Termination Date unless terminated earlier in accordance with the provision of the Master Trust Deed and the Series Supplement. The Termination Date means the earlier of the following dates to occur:

         (i) the date which is 80 years after the date of the constitution of the Series Trust;

         (ii) the date on which the Series Trust terminates by operation of statute or by application of the general principles of law;

         (iii) the date upon which the Series Trust terminates in accordance with the Master Trust Deed or the Series Supplement.

         (b)      Historical Cost

         These financial statements have been prepared in accordance with historical cost. Unless otherwise indicated, all amounts are expressed in Australian currency.

         (c)      Basis of Accounting

         The financial report is a general purpose financial report which has been prepared in accordance with applicable Accounting Standards, and the requirements of the Trust Deed. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

         (d)      Statement of Cash Flows

         For the purposes of the Statement of Cash Flows, each includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days.

         (e)      Revenue Recognition

         Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The principal sources of revenue are interest income and fees and other income.

         (i)      Interest Income

         Interest income relating to the mortgage loans is brought to account on an accruals basis as earned or incurred.

         (ii)     Fees and Other Income

         Fees and other income are taken to income in the period in which they are due and receivable.

         (f)      Interest Expense

         Interest expenses relating to the medium-term notes and related borrowings are brought to account on an accruals basis as earned or incurred.

         (g)      Income Tax

         Under current legislation the Trust is not subject to income tax as all taxable income is distributed in full during the period.

         (h)      Financial Instruments

         The Accounting policies adopted in relation to financial instruments are set out in Note 14(a).

         (i)      Comparative Analysis

         Where necessary, comparative figures have been adjusted to conform to changes in presentation in these financial statements.


2.       REVENUE AND EXPENSES

         (a) Interest Revenue

                                  1 July 2000 to 30 June 2001                 27 March 2000 to 30 June 2000
                                          Average       Interest     Average         Average      Interest    Average
                                          Balance                       Rate         Balance                   e Rate
                                                $              $           %               $             $     % p.a.
                                  ------------------------------     -------  ------------------------------  --------

Interest income on Mortgage
Loans                               1,440,723,946    103,937,399        7.21   1,683,996,589    31,349,043       7.24
Interest income on amount due
from other financial institution      130,059,190      4,781,506        5.62     153,912,238     1,385,228       6.05
                                    1,570,783,136    108,718,905        7.08   1,837,908,827    32,734,271       7.14



         (b)  Non-Interest Revenue

                                                          1/7/00                                   27/3/00
                                                      to 30/6/01                                to 30/6/00
                                                               $                                         $
Support Facility receipts                                      -                                     2,623
Fee income                                             2,010,690                                   606,146
                                                       2,010,690                                   608,769

                                       10

         (c) Interest Expense

                                  1 July 2000 to 30 June 2001                 27 March 2000 to 30 June 2000
                                          Average       Interest     Average         Average      Interest    Average
                                          Balance                       Rate         Balance                   e Rate
                                                $              $           %               $             $     % p.a.
                                  ------------------------------     -------  -----------------------------   --------

Interest to Unitholders             1,545,085,882     94,311,848        6.10   1,742,208,918    29,484,638       6.43
Interest on liquidity drawdown          5,358,624        325,795        6.29               -             -          -
                                    1,550,444,506     94,637,643        6.10   1,742,208,918    29,484,638       6.43


         (d) Other Expenses

                                                          1/7/00                                   27/3/00
                                                      to 30/6/01                                to 30/6/00
                                                               $                                         $
Government duties paid/payable
on Mortgage Loans                                        289,153                                    86,631
Liquidity & Standby redraw
Facilities Commitment Fees                                67,782                                    19,200
Support Facilities Payments                            4,976,617                                         -
Other operating expenses                                  54,870                                    10,772
                                                       5,388,422                                   116,603


3.       DISTRIBUTIONS

                                                          1/7/00                                   27/3/00
                                                      to 30/6/01                                to 30/6/00
                                                               $                                         $
(a)      Distribution paid and payable to
         Residual Unitholder - Related party in
         respect of year ended 30 June                 6,287,450                                 2,409,431
(b)      Distribution payable to residual
         unitholder - Related Party                    8,696,426                                 2,409,431


4.       CASH

                                                         30/6/01                                   30/6/00
                                                               $                                         $
Cash at Bank                                           1,074,983                                 1,385,328


5.       INTEREST RECEIVABLE

Interest receivable on Mortgage Loans                  4,056,101                                 5,668,399



                                       11

6.   DUE FROM OTHER FINANCIAL INSTITUTION

Support Facility receivable                                    -                                     2,623
Monthly Principal and Interest Collections due
from Servicer (Commonwealth Bank of Australia)       117,415,946                               142,699,810
                                                     117,415,946                               142,702,433
Maturity Analysis
Not longer than 3 months                             117,415,946                               142,702,433
Longer than 3 and not longer than 12 months                    -                                         -
Longer than 1 and not longer than 5 years                      -                                         -
Longer than 5 years                                            -                                         -
                                                     117,415,946                               142,702,433


7.   MORTGAGE LOANS

Mortgage Loan Balance                                1,255,651,994                             1,625,795,898
Maturity Analysis*
Not longer than 3 months                                89,588,682                                99,173,550
Longer than 3 and not longer than 12 months            242,617,223                               283,213,645
Longer than 1 and not longer than 5 years              814,289,855                               862,322,144
Longer than 5 years                                    109,156,234                               381,086,558
                                                     1,255,651,994                             1,625,795,898

* Maturity Analysis based on prepayment speed of 24% per annum. Weighted average life of Mortgage Loans is 2.55 years.



8.  DUE TO OTHER FINANCIAL INSTITUTION

                                                         30/6/01                                   30/6/00
                                                               $                                         $
Swap facility payable                                  2,620,248                                         -
Liquidity Facility draw - Related Party                2,147,361                                         -
                                                       4,767,609                                         -


9.   INTEREST PAYABLE

Liquidity Facility Interest Charge payable                  24,239                                         -
Interest payable on Notes                               15,774,821                                29,484,638
                                                        15,799,060                                29,484,638


10.   FEES PAYABLE

Government duties and taxes on Mortgage Loans
payable                                                     71,241                                    86,631
Trustee Fee Payable                                         51,890                                    49,346
Manager Fee Payable                                         88,633                                   137,467
Servicer Fee Payable                                       738,610                                 1,145,555
Liquidity Facility Commitment Fee Payable                   10,050                                    12,625
Redraw Facility Commitment Fee Payable                       5,479                                     6,575
Finance Charge due to Other Creditors                        1,420                                    10,772
Audit fees payable                                           5,660                                         -
                                                           972,983                                 1,448,971

                                       12

11.   NOTES

Medium Term Notes outstanding                        1,347,962,486                             1,742,208,918

Maturity analysis*

Not longer than 3 months                                92,310,852                               106,274,744
Longer than 3 and not longer than 12 months            248,714,189                               303,492,794
Longer than 1 and not longer than 5 years              702,815,404                               924,067,610
Longer than 5 years                                    304,122,401                               408,373,770

Notes outstanding                                    1,347,962,846                             1,742,208,918

* Maturity Analysis based on prepayment speed of 24% per annum. Weighted average life of Mortgage Loans is 2.55 years.



12.      RELATED PARTY INFORMATION

         Management Company

         The Manager of the Series 2000-1G Medallion Trust is Securitisation Advisory Services Pty Limited (ACN 064 133 946) which is a wholly-owned subsidiary of Commonwealth Bank of Australia.

         Directors

         The names of the persons who were directors of Securitisation Advisory Services Pty Limited during the reporting period are as follows:

         Craig Carland
         Garry Mackrell
         Geoff Steel
         Trustee

         The Trustee during the reporting period was Perpetual Trustee Company Limited (ACN 000 001 007).

         Servicer & Swap Provider

         The Servicer in relation to the Mortgage Loans and Swap Provider in relation to the interest rate swaps during the reporting period was Commonwealth Bank of Australia (ACN 123 123 124).

         Residual Unitholder

         In accordance with the Master Trust Deed and this Series Supplement, a single unit known as the Residual Unit represents the beneficial interest in the Trust. The initial Residual Unitholder of the Trust is Commonwealth Bank of Australia (ACN 123 123 124).

         Related party transactions

         Transactions with related parties are set out below (refer Note 14 for Terms and Conditions of these transactions):

                                                                                     1/07/00                     27/3/00
                                                                                 to 30/06/01                 to 30/06/00
                                                                                           $                           $

Amount received or receivable in respect of:

Interest on amount due from other financial institution                         4,781,506                    1,385,228

Amount paid or payable in respect of:

Liquidity & Standby Redraw Facilities Commitment Fees                              67,782                       19,200

Liquidity Facility Interest Charges                                               325,795
Support Facility payments (Swap Provider - net settlement)                      4,976,617                       (2,623)
Distribution Payable to Residual Unitholder - Related Party                     6,287,450                    2,409,431

                                                                               11,657,644                    2,426,008

Remuneration paid or payable to:
         Trustee                                                                  230,593                       49,346
         Servicer                                                               3,737,042                    1,145,555
         Manager                                                                  448,445                      137,467

                                                                                4,416,080                    1,332,368

13.      AUDITORS' REMUNERATION

Amounts received or due and receivable by the auditors of the
Series 2000-1G Medallion Trust for
           - Auditing the accounts                                                  5,660                        6,978

14.      FINANCIAL INSTRUMENTS

         (a)  Policy and Conditions

         The Trust's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows:

-------------------------------- ------------------------------------------ -----------------------------------------
                                 Accounting Policy                          Terms & Conditions
-------------------------------- ------------------------------------------ -----------------------------------------

(i)   Financial Assets           Interest is earned on a daily accruals     Interest on Collections are based on
                                 basis.  Balance is carried at nominal      90-day BBSW.
Interest Receivable              amount due.
(Note 5)                                                                    Amount will be received by the Trust on
                                 Amount due from other Financial            Distribution Date.
Due from other Financial         Institution is carried at nominal amount
Institution (Note 6)             due and comprises all Collections for      Interest on Mortgage Loans averaged
                                 the month by the Servicer and due to the   7.21% the reporting period from 30 June
Mortgage Loans (Note 7)          Trust, and interest amounts owed to the    2001.
                                 Trust by the Swap Provider in relation
                                 to the support facility.

                                 Mortgage Loans are carried at the lower of cost
                                 and  recoverable  amount  which is the  balance
                                 outstanding  on loans which have been purchased
                                 by the Trust from the  Commonwealth  Bank as at
                                 reporting date.
-------------------------------- ------------------------------------------ -----------------------------------------

(ii)  Financial Liabilities
                                                                            A Liquidity Facility of $48Million is
Due to Other Financial           Short-term borrowing is carried at         provided by the Commonwealth Bank.
Institution (Note 8)             principal amount.  Interest is charged     Interest is charged at margin over
                                 as an expense as it accrues.               90-day BBSW on drawn amount on a daily
                                                                            basis and is payable in arrears.  A
                                                                            Commitment fee accrues daily and is
                                                                            payable in arrears.  A Standby Redraw
                                                                            Facility of $50Million is also provided
                                                                            by the Commonwealth Bank.  Interest is
                                                                            charged at a margin over 90-day BBSW on
                                                                            drawn amount on a daily basis and is
                                                                            payable in arrears.  A Commitment fee
                                                                            accrues daily and is payable in
                                                                            arrears.  There were no drawings on the
                                                                            Redraw Facility during the period.

                                 The Trust has entered into a basis and a   Refer to Note 14(e).
                                 fixed rate swap agreement which are used
                                 to hedge against interest rate mismatch
                                 between Mortgage Loans and Notes.  These
                                 swap agreements are not recognised on
                                 the Statement of Financial Position.
                                 Net payments (or receipts) are
                                 recognised as at reporting date on an
                                 accrual basis as an adjustment to
                                 interest expense (or revenue).

                                       15


Interest Payable (Note 9)        Interest on MTNs is accrued over the       Interest on MTNs is payable on each
                                 Accrual Period as defined in the           Distribution Date at a margin over
                                 Information Memorandum and carried at      90-day BBSW and calculated at the
                                 nominal amount payable.                    beginning of each Accrual Period.

Fees Payable (Note 10)           Fees Payable are accrued over the          Fees payable to the Servicer, Trustee,
                                 Accrual Period as defined in the           and Manager are in accordance with the
                                 Information Memorandum and carried at      Trust Deed and agreed to between the
                                 nominal amount payable.                    counterparties.

Distribution  Payable to        Distribution payable to Residual            Any excess cashflow will be used to
Residual Unitholder (Note 3)    Unitholder is accrued on a monthly          reimburse any prior shortfall in
                                basis Any excess cashflow after all         scheduled coupon payments and Standby
                                expenses have been paid.                    Redraw Facility first, with remaining
                                                                            excess payable to Residual Unitholder.

Medium Term Notes issued        The Notes were issued at par with an        All Mortgage Loan Principal Collections
(Note 11)                       amortising Stated Amount as Mortgage        by theServicer are distributed to
                                Loan Principal is repaid.                   Noteholders on Distribution Date.
                                                                            Interest on Notes averaged 6.10% over
                                                                            the reporting period to 30 June 2001.
-------------------------------- ------------------------------------------ -----------------------------------------

(iii) Trust Capital

Trust Corpus                     The  beneficial ownership of the Series    Not applicable.
                                 Trust is held for the Unitholder, being
                                 the  Commonwealth  Bank of Australia.
-------------------------------- ------------------------------------------ -----------------------------------------

         (b)  Interest rate risk
              ------------------

         The Trust employs interest rate swaps to provide hedging of interest rate mismatch between Mortgage Loans and Notes issued as a result of the Seller's variable administered rate and the fixed rate charged on the Mortgage Loans. The notional principal amount and nominal interest rates are reset at each Distribution Date. The maturity date of the Basis Swap is 12 July 2031 and 12 July 2005 for the Fixed Rate Swap.

         The Trust's exposure to interest rate risks and the effective interest rates (below interest rate swap) of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:


FINANCIAL INSTRUMENTS
                                                 Repricing Period at
                                  30 June 2001                                                                            Weighted
(i) Financial Assets ($)           Floating      1 year or     Over 1 to       More      Non-interest       Total          average
                                   Interest         less        5 years        than 5       bearing                       interest
                                     Rate                                     years                                       rate (%)
                                  -----------    --------- - ------------  -----------   ------------   ---------------   --------

Cash                               1,074,983             -              -            -               -        1,074,983       5.62
Interest Receivable                        -             -              -            -       4,056,101        4,056,101        n/a
Due from other financial         117,415,946             -              -            -               -      117,415,946       5.62
institution
Mortgage Loans                   933,771,353    58,852,951    263,027,690            -               -    1,255,651,994       7.21

Total                          1,052,262,282    58,852,951    263,027,690            -       4,056,101    1,378,199,024


(ii)  Financial Liabilities($)

Due to other financial             4,767,609             -              -            -               -        4,767,609       6.29
institution
Interest Payable                           -             -              -            -      15,799,060       15,799,060        n/a
Fees Payable                               -             -              -            -         972,983          972,983        n/a
Distribution Payable to                                  -              -            -       8,696,426        8,696,426        n/a
Residual Unitholder
Notes                          1,347,962,846             -              -            -               -    1,347,962,846       6.10

Total                          1,352,730,455             -              -            -      25,468,469    1,378,198,924

Swap Hedges                     371,110, 136   (58,852,951)  (312,257,185)           -               -                -
Net mismatch                      70,641,963             -    (49,229,495)           -     (21,412,368)             100


FINANCIAL INSTRUMENTS
                                                    Repricing Period at                          30/6/2000
                                                       30 June 2000
(i) Financial Assets ($)           Floating      1 year or    Over 1 to       More       Non-interest       Total          Weighted
                                   Interest         less       5 years        than 5        bearing        carrying         average
                                     Rate                                     years                      amount as per     interest
                                                                                                         Statement of       rate (%)
                                                                                                          Financial
                                                                                                          Position
                                -------------  ------------  ------------  -----------   ------------   ---------------   ----------

Cash                                1,385,328             -             -           -               -         1,385,328       6.05
Interest Receivable                         -             -             -           -       5,668,399         5,668,399        n/a
Due from other financial          142,702,433             -             -           -               -       142,702,433       6.05
  institution
Mortgage Loans                  1,123,421,590   102,051,431   400,322,877           -               -     1,625,795,898       7.24

Total                           1,267,509,351   102,051,431   400,322,877           -       5,668,399     1,775,552,058


(ii)  Financial Liabilities($)

Due to other financial
institution
Interest Payable                            -             -             -          -       29,484,638        29,484,638        n/a
Fees Payable                                -             -             -          -        1,448,971         1,448,971
Distribution Payable to                                   -             -          -        2,409,431         2,409,431        n/a
Residual Unitholder
Notes                           1,742,208,918             -             -          -                -     1,742,208,918       6.43

Total                           1,742,208,918             -             -          -       33,343,040     1,775,551,958

Swap Hedges                       519,241,447  (102,051,431) (417,190,016)         -                -                 -
Net mismatch                       44,541,880             -   (16,867,139)         -      (27,674,641)              100

        (c)   Liquidity and cash flow risk
             ----------------------------

         A Liquidity Facility is provided by the Commonwealth Bank of Australia for the purpose of funding certain income shortfalls in the Trust up to the limit of $48Million. This facility terminates on the date on which the Liquidity Facility Provider declares the Facility terminated following an event of default or on Distribution Date occurring on the 31st anniversary of the first Distribution Date.

         To the extent that Principal Collections, Other Principal Amounts and Principal Charge-off Reimbursements are insufficient to meet the monthly redraws made by the borrowers, a Standby Redraw Facility provided by the Commonwealth Bank of Australia can be drawn by the Trustee up to the facility limit of $50Million.

         (d)  Credit risk exposure
              --------------------

         A GEMICO Mortgage Insurance Policy insures the Trustee against credit losses suffered on the Mortgage Loans. The Policy covers all Mortgage Loans with Loan-to-Valuation Ratio (LVR) less than or equal to 80%. Mortgage Loans with greater than 80% LVR are covered by individual mortgage insurance policies, provided by either HLIC or GEMICO.

        Mortgage Loans Geographic Distribution      Loan Balance       % of
                                                         $          Loan Balance
                                                    ------------    ------------
        Australian Capital Territory                  28,252,170          2.25
        New South Wales                              433,199,938         34.50
        Queensland                                   162,858,064         12.97
        Victoria                                     375,188,816         29.88
        Western Australia                            175,037,888         13.94
        South Australia                               51,356,167          4.09
        Northern Territory                            10,798,607          0.86
        Tasmania                                      18,960,344          1.51
                                                   1,255,651,994        100.00

       (e)  Off-balance sheet financial instruments
            ---------------------------------------

         As at 30 June 2001, the following swaps were in place between the Trust and the Commonwealth Bank of Australia as Swap Provider:

         Basis Swap
         ----------
         Floating Administered Rate Payer:                             The Series 2000-1G Medallion Trust
         Floating Administered Rate:                                   7.0129%
         Floating BBSW Rate Payer:                                     Commonwealth Bank of Australia
         Floating BBSW Rate + 1.10%p.a. margin:                        6.0533%
         Floating Rate Day count:                                      Actual/365
         Calculation Period:                                           12 April to 12 July 2001
         Payment Date:                                                 12 July 2001
         Notional Principal Amount:                                    $978,856,607

         Fixed Rate Swap
         ---------------
         Fixed Rate Payer:                                             The Series 2000-1G Medallion Trust
         Fixed Rate:                                                   6.7436%
         Floating Rate Payer:                                          Commonwealth Bank of Australia
         Floating BBSW Rate + 1.10%p.a. margin:                        6.0533%
         Fixed Rate Day count:                                         Actual/365
         Calculation Period:                                           12 April to 12 July 2001
         Payment Date:                                                 12 July 2001
         Notional Principal Amount:                                    $371,110,136




         Cross Currency Swap
         -------------------
         AUD Payer:                                                    The Series 2000-1G Medallion Trust
         Notional AUD Principal Amount:                                $608,721,731
         Floating 90 day BBSW Rate + 0.37205%p.a.:                     5.32535%
         AUD Rate Day count:                                           Actual/365
         USD Payer:                                                    Commonwealth Bank of Australia
         Notional USD Principal Amount:                                $368,581,009
         Floating 90 day US LIBOR Rate + 0.23%p.a.:                    4.97000%
         AUD Rate Day count:                                           Actual/360
         AUD/USD Fixed Exchange Rate:                                  0.6055
         Calculation Period:                                           12 April 2001 to 12 July 2001
         Payment Date:                                                 12 July 2001


As at 30 June 2001, the following swap was in place between the Trust and Merrill Lynch Capital Services as Swap Provider:

         Cross Currency Swap
         -------------------
         AUD Payer:                                                    The Series 2000-1G Medallion Trust
         Notional AUD Principal Amount:                                $608,721,731
         Floating 90 day BBSW Rate + 0.39177%p.a.:                     5.34507%
         AUD Rate Day count:                                           Actual/365
         USD Payer:                                                    Merrill Lynch Capital Services
         Notional USD Principal Amount:                                $368,581,009
         Floating 90 day US LIBOR Rate + 0.23%p.a.:                    4.97%
         AUD Rate Day count:                                           Actual/360
         AUD/USD Fixed Exchange Rate:                                  0.6055
         Calculation Period:                                           12 April 2001 to 12 July 2001
         Payment Date:                                                 12 July 2001


         (f)  Net Fair Values
              ---------------

         The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance date are as follows:


FINANCIAL INSTRUMENTS
                                                   30/6/2001                               30/6/2000
                                      ------------------------------------  ------------------------------------------
                                      --------------  --------------------  -------------------- ---------------------
                                              Total    Aggregate Net Fair       Total carrying    Aggregate Net Fair
                                           carrying                 Value        amount as per                 Value
                                          amount as                               Statement of
                                                per                         Financial Position
                                       Statement of
                                          Financial
                                           Position
------------------------------------- --------------  --------------------  -------------------- ---------------------

(i)   Financial Assets ($)

Cash                                      1,074,983          1,074,983               1,385,328             1,385,328
Interest Receivable                       4,056,101          4,056,101               5,668,399             5,668,399
Due from Other Financial Institution    117,415,946        117,415,946             142,702,433           142,702,433
Mortgage Loans                        1,255,651,994      1,257,680,299           1,625,795,898         1,616,388,844

Total                                 1,378,199,024      1,380,227,230           1,755,552,058         1,766,145,004



(ii)  Financial Liabilities ($)

Due to Other Financial Institution        4,767,609          4,767,609                       -                     -
Interest Payable                         15,799,060         15,799,060              29,484,638            29,484,638
Fees Payable                                972,983            972,983               1,448,971             1,448,971
Distribution Payable to Residual
Unitholder                                8,696,426          8,696,426               2,409,431             2,409,431
Notes                                 1,347,962,846      1,349,901,896           1,742,208,918         1,763,906,655

Total                                 1,378,198,924      1,380,137,974           1,775,551,958         1,797,249,695



(iii) Off-Balance sheet ($)

Swaps - Fixed Rate Swap                           -         (2,028,306)                      -             7,678,383
      - Cross Currency Swap                       -        236,448,000                       -            11,327,826
------------------------------------- -------------- --------------------- -------------------- ---------------------
Total                                             -        243,419,694                       -            19,006,209
------------------------------------- -------------- --------------------- -------------------- ---------------------


The fair value for cash and other short term receivables and payables approximate their carrying amount.

For variable rate Mortgage Loans, the carrying amount is a reasonable estimate of net fair value. The net fair value for fixed rate loans was calculated by utilising discounted cash flow models (i.e., the net present value of the portfolio future principal and interest cash flow), based on the maturity of the loans. The discount rates applied were based on the current benchmark rate offered for the average remaining term of the portfolio (as per the Commonwealth
Bank). The mortgage loan portfolio is carried at less than aggregate fair value due to decrease in current benchmark rates for fixed rate loans. No write-down is required as loans are intended to be held until maturity.

There is no fair value adjustment for the Basis Swap as it can be terminated without penalty at the next roll-over period by the swap provider. The net fair value of the Fixed Rate Swap has been estimated on the basis of the agreed rates against the yield curve (for swaps) for its remaining term (as per the Commonwealth Bank) as at 30 June 2001.

The fair value of currency swaps is based on the mark to market methodology used by the swap provider taking into account expected cash flows and movements in foreign exchange rates.

There is no readily available market price in respect of the Notes issued by the Trust. Net fair value for these Notes has been estimated on the basis of trading margins on them as at the balance date, and calculated on amortised principal balances.

15.      CONTINGENT LIABILITIES

         No contingent liabilities were identified by the Trust at balance date.


16.      REPORTING BY SEGMENTS

         The Trust operates predominantly in the Loan Securitisation area in Australia, and all mortgages are domiciled in Australia. The Trust has issued three tranches of medium term notes, two denominated in Australian dollars for Australian investors and the largest tranche denominated in US dollars to investors in Europe and the US. As at 30/6/01, of the total Bonds outstanding of AUD 1,347,962,846 the US dollar bonds outstanding totaled USD 737,162,018 (AUD equivalent $1,217,443,462).

SERIES 2000-1G MEDALLION TRUST


MANAGER'S STATEMENT

In the opinion of the Manager:

(a) the financial statements set out on pages 3 to 17 are drawn up so as to give a true and fair view of the results from operations and cash flows for the year ended 30 June 2001, and the state of affairs of the Trust at 30 June 2001;

(b) the financial statements have been made out in accordance with applicable Accounting Standards, other mandatory reporting requirements and the Trust Deed dated 8 October 1997;

(c) The Trust has operated during the period 1 July to 30 June 2001 in accordance with the provisions of the Trust Deed.

Signed for and on behalf of Securitisation Advisory Services Pty Limited as Manager of the Series 2000-1G Medallion Trust.



 /s/  Gary Lynton Mackrell
____________________________________
Director


25 October 2001

SERIES 2000-1G MEDALLION TRUST

TRUSTEE'S REPORT

The financial statements for the year ended 30 June 2001 have been prepared by the Trust Manager, Securitisation Advisory Services Pty Limited as required by the Trust Deed.

The Auditor of the Trust, Ernst & Young, who has been appointed by us in accordance with the Master Trust Deed, has conducted an audit of these financial statements.

A review of operations of the Trust and the results of those operations for the reporting period is contained in the Manager's Report.

Based on our ongoing program of monitoring the Trust, the Trust Manager and our review of the financial statements, we believe that:

(i)   the Trust has been conducted in accordance with the Trust Deed;

(ii) the financial statements have been appropriately prepared and contained all relevant and required disclosures.

We are not aware of any material matter or significant change in the state of affairs of the Trust occurring up to the date of this report that requires disclosure in the financial statements and the notes thereto that has not already been disclosed.



Signed for and on behalf of
Perpetual Trustee Company Limited



 /s/
_________________________________


Sydney
25 October 2001